July 12, 2010

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. David Orlic

Re:	SMART Technologies Inc.
Registration Statement on Form F-1 (No. 333-167738)

Ladies and Gentlemen:

SMART Technologies Inc. (the “Company”), in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 be accelerated so that it will become effective at 3:00 p.m. (EST) on July 14, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SMART TECHNOLOGIES INC.

By:	/S/ JEFFREY A. LOSCH
JEFFREY A. LOSCH
Vice President, Legal and General Counsel